SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

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                                  SCHEDULE 13G
                                 (RULE 13d-102)


                          INFORMATION TO BE INCLUDED IN
                          STATEMENTS FILED PURSUANT TO
                           RULES 13d-1(b) AND (c) AND
                            AMENDMENTS THERETO FILED
                              PURSUANT TO 13d-2(b)

                               (AMENDMENT NO.1)(1)

                                  Medwave, Inc.
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                                (Name of Issuer)

                           COMMON STOCK, NO PAR VALUE
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                         (Title of Class of Securities)

                                   585081 10 2
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                                 (CUSIP Number)


                                December 31, 1999
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             (Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                |_| Rule 13d-1(b)
                                |X| Rule 13d-1(c)
                                |_| Rule 13d-1(d)




-----------------------

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

    The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the NOTES).

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CUSIP NO. 585081 10 2                  13G                     PAGE 2 OF 5 PAGES


1.      NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

              Aaron Boxer

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) |_|
                                                                         (b) |_|

3.      SEC USE ONLY


4.      CITIZENSHIP OR PLACE OF ORGANIZATION

              U.S.A.

                       5.      SOLE VOTING POWER

       NUMBER OF                     504,539

        SHARES         6.      SHARED VOTING POWER

     BENEFICIALLY                    0

     OWNED BY EACH     7.      SOLE DISPOSITIVE POWER

   REPORTING PERSON                  504,539

         WITH          8.      SHARED DISPOSITIVE POWER

                                     0

9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              504,539

10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                             |_|

11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

              9.1%

12.     TYPE OF REPORTING PERSON*

              IN


                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP NO. 585081 10 2                  13G                     PAGE 3 OF 5 PAGES


ITEM 1(a).    NAME OF ISSUER:

                    Medwave, Inc.

ITEM 1(b).    ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                    4382 Round Lake Road West
                    Arden Hills, Minnesota  55112

ITEM 2(a).    NAME OF PERSON FILING:

                    See Item 1 on cover page

ITEM 2(b).    ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                    c/o Miller, Johnson & Kuehn, Incorporated
                    5500 Wayzata Boulevard
                    Suite 800 - Eighth Floor
                    Minneapolis, Minnesota  55416

ITEM 2(c).    CITIZENSHIP:

                    See Item 4 on cover page

ITEM 2(d).    TITLE OF CLASS OF SECURITIES:

                    Common Stock, no par value

ITEM 2(e).    CUSIP NUMBER:

                    See cover page

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13d-2(b), CHECK WHETHER THE PERSON IS A:

                    (a) |_| Broker or dealer registered under Section 15 of the
                            Act,
                    (b) |_| Bank as defined in Section 3(a)(6) of the Act,
                    (c) |_| Insurance Company as defined in Section 3(a)(19) of
                            the Act,
                    (d) |_| Investment Company registered under Section 8 of the
                            Investment Company Act,
                    (e) |_| Investment Adviser registered under Section 203 of
                            the Investment Advisers Act of 1940,
                    (f) |_| Employee Benefit Plan, Pension Fund which is subject
                            to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; SEE 13d-1(b)(1)(ii)(F),
                    (g) |_| Parent Holding Company, in accordance with Rule
                            13d-1(b)(ii)(G); SEE Item 7,
                    (h) |_| Group, in accordance with Rule 13d-1(b)(1)(ii)(H).

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CUSIP NO. 585081 10 2                  13G                     PAGE 4 OF 5 PAGES


ITEM 4.       OWNERSHIP.

                     If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

                     (a)    Amount beneficially owned:

                                   See Item 9 on cover page

                     (b)    Percent of class:

                                   See Item 11 on cover page

                     (c)    Number of shares as to which such person has:

                            (i)    Sole power to vote or to direct the vote: See
                                   Item 5 on cover page

                            (ii)   Shared power to vote or to direct the vote:
                                   See Item 6 on cover page

                            (iii) Sole power to dispose or to direct the disposition of: See Item 7 on cover page

                            (iv) Shared power to dispose or to direct the disposition of: See Item 8 on cover page

ITEM 5.       OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                    Not applicable

ITEM 6.       OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

                    Not applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                    Not applicable

ITEM 8.       IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                    Not Applicable

ITEM 9.       NOTICE OF DISSOLUTION OF GROUP.

                    Not applicable

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CUSIP NO. 585081 10 2                  13G                     PAGE 5 OF 5 PAGES


ITEM 10.      CERTIFICATION.

                    Not applicable



                                    SIGNATURE


       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 18, 2000


                                       /s/ Aaron Boxer
                                       -----------------------------------------
                                       Aaron Boxer